Exhibit 21

List of Subsidiaries

Subsidiary Name	State of Formation
American Ecology Environmental Services Corporation	Texas Corporation
American Ecology Recycle Center, Inc.	Delaware Corporation
US Ecology Illinios, Inc.	California Corporation
US Ecology Idaho, Inc.	Delaware Corporation
US Ecology Nevada, Inc.	Delaware Corporation
US Ecology Washington, Inc.	Delaware Corporation
US Ecology Texas, Inc.	Delaware Corporation
US Ecology Field Services, Inc.	Delaware Corporation